Exhibit No. 12

Questar Market Resources, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges

The ratios of earnings to fixed charges for 1997, 1998 and 1999 are derived from audited financial statements of Questar Market
Resources. The ratios for 1995, 1996 and the 12 months ended March 31, 2000 and 1999 are from unaudited financial statements.

<CAPTIONS>
                                       12 months ended  March 31,12 months ended December 31,
                                           2000        1999          1999        1998        1997        1996        1995
                                       (Dollars in Thousands)
Earnings
Income from continuing operations before
income taxes                               $75,951        13519      $64,450     $15,706     $49,521     $56,134     $43,638
Less income, plus loss from Canyon Creek      (216)       (233)         (231)       (202)       (160)         35        (141)
Plus distribution from Canyon Creek            304         244           266         281         334          60         314
Plus loss from Questar WMC                                                                        65         546         114
Plus debt expense                           18,470      14,255        17,363      12,631      10,882       8,699       6,323
Plus interest capitalized during
       construction                            884         542           357       1,363         604          70          63
Plus interest portion of rental expense      1,773       1,487           855         699         556         500         441
                                           $97,190     $29,814       $83,091     $30,478     $61,802     $66,044     $50,752

Fixed Charges
Debt expense                               $18,470     $14,255       $17,363     $12,631     $10,882      $8,699      $6,323
Plus interest capitalized during
       construction                            884         542           357       1,363         604          70          63
Plus interest portion of rental expense      1,773       1,487           855         699         556         500         441
                                           $21,127     $16,284       $18,575     $14,693     $12,042      $9,269      $6,827

Ratio of Earnings to Fixed Charges            4.60        1.83          4.47        2.07        5.13        7.13        7.43

1/ For purposes of this presentation, earnings represent income from continuing operations before income taxes and fixed charges. Fixed charges consist of total interest charges, amortization of debt issuance costs, and the interest portion of rental costs (which is estimated at 50%).
2/ Income from continuing operations before income taxes includes QMR's 50% share of pretax earnings of Blacks Fork.
3/ Distributions from Canyon Creek are included and earnings are excluded because QMR owns less than 50%. QMR's ownership interest in Canyon Creek is 15%.
4/ Write-downs of investment in oil and gas properties reduced income before income taxes of $31 million in 1998 and $9 million in 1997.